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                                 ----FORM OF---
                                EXHIBIT 99-B.4.12

                     ING LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

The Contract and the Certificate are endorsed as outlined below.

1. Delete the section entitled SUM PAYABLE AT DEATH (BEFORE ANNUITY PAYMENTS START), and replace with the following.

       (I) The Company will pay any portion of the Individual Account(s) Current Value to the beneficiary when:

              (a)    The Participant dies before Annuity payments start; and

              (b) The certified copy of the death certificate and a completed and signed election form is submitted to our Service Center.

       (II) A guaranteed death benefit is available if the beneficiary requests either a lump-sum payment or an Annuity option within six months of the Participant's death. In the case of a spousal beneficiary, a guaranteed death benefit is also available upon re-registration of the account in the spousal beneficiary's name if a guaranteed death benefit amount, as described in (a) below, was not paid on the participants death.

              For each Individual Account, the death benefit is guaranteed to be the greater of:

              (a) The sum of all Net Purchase Payment(s) to the Individual Account, adjusted for amount(s) surrendered or applied to an income phase payment option; or

              (b) The Current Value of the Individual Account, plus aggregate positive MVA, as applicable, on the date the notice of death and the request for payment are received in good order at our Service Center.

       (III) For Individual Accounts established on or after the effective date of this endorsement the following provision applies:

              The amount payable above to the beneficiary in (II)(a) is initially equal to the first Net Purchase Payment. This amount is then adjusted upon each subsequent Net Purchase Payment, partial surrender, or any amount applied to an income phase payment option. The adjustment for subsequent Net Purchase Payments made will be dollar for dollar. The adjustment for amounts surrendered or applied to an income phase payment option will be proportionate, reducing the sum of all Net Purchase Payments made in the same proportion that the Current Value was reduced on the date of the partial surrender or application to an income phase payment option.

       (IV) If the amount of the death benefit in (II)(a) is greater than the Current Value in (II)(b), the Company will deposit to the Contract the amount by which the death benefit exceeds the Current Value. The amount paid to the beneficiary will equal the Current Value on the date the payment request is processed. The amount paid to the beneficiary may be more or less than the amount of the death benefit determined in (II)(a) when the notice of death was received.

              If the beneficiary requests payment of the death benefit in a form other than a lump sum or Annuity payments, and/or more than six months following the date of the Participant's death, the amount of the death benefit is equal to the Individual Account Current Value on the date the Company receives notice of death and a request for payment in good order at our Service Center. Amounts in the GA Account will be payable as described in the section entitled MARKET VALUE ADJUSTMENT (MVA).

              If the Participant dies before distributions begin in accordance with the provisions of Code Section 401(a)(9), the entire value of the Individual Account must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of the Participant's death. Alternatively, if the Participant has a designated beneficiary, payments may be made over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary provided distribution to a non-spouse beneficiary begins by December 31 of the calendar year following the calendar year of the Participant's death. If the beneficiary is the Participant's spouse, the distribution is not required to begin earlier than December 31 of the calendar year in which the Participant would have attained age 70 1/2, or such later date as may be allowed under Federal law or regulations.

ESUNY-02-1

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              If the Participant dies after distributions begin in accordance with the provisions of Code Section 401(a)(9), payments to the beneficiary must be made at least as rapidly as the method of distribution in effect at the time of the Participant's death or such other method of distribution as may be allowed under Federal law or regulations.

              If no beneficiary exists, the payment will be made to the Participant's estate.

2. Delete the Section entitled TRANSFER OF CURRENT VALUE FROM THE FIXED PLUS ACCOUNT and replace with the following:

       During each rolling 12-month period, before an Annuity option is elected, the Contract Holder, or a Participant, as applicable, may transfer either a partial amount or the full amount of the Current Value, up to 20% of the Current Account Value in the Fixed Plus Account, to any available Fund. The amount available for transfer is based on the Current Value in the Fixed Plus Account on the date that we receive the transfer request in good order at our Service Center and is subject to the following conditions:

       (a) Any amount transferred, taken as a loan (if allowed under the Contract) or used to purchase Annuity payments during the prior 12-month period will be included in calculating the amount which equals 20%; and

       (b) We reserve the right to include amounts paid under a systematic distribution option when calculating the amount which equals 20%.

       If 20% of the amount in the Fixed Plus Account has been transferred in each of four consecutive 12 month periods, and no additional amounts have been transferred or otherwise allocated to the Fixed Plus Account during such 48 month period, the remaining balance may be transferred in the fifth year.

This endorsement is effective and made a part of the Contract and Certificate on [May 1, 2003].

                                         /s/ Keith Gubbay

                                         President
                                         ING Life Insurance and Annuity Company